Gamify, Inc.
Balance Sheet
(Unaudited)

		December 31, 2017
ASSETS		
Cash	$	5,000
Total current assets		5,000
Developed software		44,000
Amortization		(8,800)
Net developed software		35,200
Total assets	$	40,200
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	4,646
Total current liabilities		4,646
Commitments and contingencies		-
Common stock, par value $0.00001; 10,000,000 shares authorized, 2,000,000 issued and outstanding		10,000
Paid-in-capital		44,000
Retained deficit		(18,446)
Total shareholders' equity		35,554
Total liabilities and shareholders' equity	$	40,200